DOR BioPharma, Inc.
1101 Brickell Avenue
701-S
Miami, FL 33131

September 8, 2006

SENT VIA EDGAR

Amy C. Buckner
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Review of Filings and comments related to Form 10KSB for the Fiscal Year Ended December 31, 2005 and Form 10QSB for the Fiscal Quarter Ended June 30, 2006.

Dear Ms. Buckner:

Thank you for the opportunity to work with you and discuss the disclosure requirements. This letter is in response to your letter dated August 15, 2006. Below please find our responses to your inquiries and comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis or Plan of Operation
Material Changes in Results of Operations

1.
Please provide us with additional information, in a disclosure-type format, that clarifies why you appear to have recognized $285,891 in revenue that relates to fiscal 2004 during the year ended December 31, 2005 when you received the actual cash reimbursement.

RESPONSE for 1.:

As explained in paragraph 1 of Material Changes in Results of Operations, Item 6, Managements Discussion and Analysis, we were awarded a grant on September 15, 2004, in the amount of $5,173,298 from the National Institutes of Health (“NIH”) for process development for manufacturing our genetically engineered ricin vaccine. On May 6, 2005 we were awarded a provisional overhead rate (Facilities & Administrative (F&A) rate). This rate permitted us to request additional funds from the NIH and we were subsequently awarded an additional $1,260,018 for overhead. We previously received a small overhead allowance. The provisional overhead rate could be retroactively applied to costs already reimbursed by the NIH. The intent of our disclosure was to explain that a portion of the revenues received in 2005 pertained to overhead reimbursement for the grant period in 2004. Therefore we recalculated our request at the new rate to the funds already applied and received in 2004. During the second quarter of 2005 we received a retroactive reimbursement of $285,891 for overhead expenses. We recognized the $285,891 in 2005, and not in 2004, since we did not know we would be receiving the amounts until the provisional overhead rate was approved in 2005. We segregated the $285,891 in an effort to be completely transparent. For your guidance, we expect to receive a final overhead rate before the end of 2006. This new rate could be higher or lower than the current one and could potentially allow the NIH to increase the grant amount and allow us to draw down additional funds retroactively for prior periods. In summary, it is our belief that since the provisional rate was not awarded until 2005 that the revised overhead allowance could be recognized in 2005.

2. We acknowledge your table included in the section entitled “Summary of Our Products in Development,” as well as the information included in your “Material Results of Operations” discussion. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII— Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfln/cfcrq032001.htm#secviii.

Please then provide us with the following information, in a disclosure-type format, for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion date;
d. The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely; and, finally
e. The period in which material net cash inflows from your significant projects are expected to commence.

Regarding a., if you do not maintain research and development costs by project, please tell us why management does not maintain and evaluate research and development costs by project. Include other quantitative or qualitative analyses that indicate the amount of the company’s resources being used on these projects.

Regarding b. and c., please provide us with the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please tell us the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate-

RESPONSE for 2.:

Although we enumerate all our current products in tabular format, our primary focus is concentrated on: orBec®, RiVaxTM, our injectable vaccine against ricin toxin, and BT-VACCTM, our oral/nasal vaccine against botulinum toxin. We explain our costs for all our programs in Note 13 Segment Table.

Details:

Research and Development Projects

A. orBec®

orBec® is the latest stage product that we have in development. orBec® is an oral formulation of a very well known and widely prescribed glucocorticoid called beclomethasone dipropionate (BDP). We have developed orBec® to treat inflammation that occurs within the mucosal lining of the gastrointestinal tract as a result of bone marrow or stem cell transplants. This affliction is known as gastrointestinal Graft-versus-Host disease (“GI GVHD”) and is life-threatening. It is also an unmet medical need. We believe that we have completed the necessary research and development of orBec® necessary for approval by the U.S. Food and Drug Administration (“FDA”) for the treatment of GI GVHD. orBec® is a unique two-pill system: one pill is formulated to dissolve in the stomach, while the second pill is formulated to dissolve in the more alkaline environment of the upper small bowel. We plan to file a new drug application (“NDA”) with the FDA in September of 2006. We also plan on filing a Marketing Authorization Application (“MAA”) with the European Central Authority, European Medicine Agency (“EMEA”) later this year.

Although we provide guidance on the timing of our filings, this guidance is subject to change based on many factors. If we are unsuccessful in developing our products, our ability to generate revenues will be significantly impaired. Because of the nature of the complex work that we do in preparation of these filings we may not be able to maintain our current research and development schedules. In addition, our business is subject to extensive governmental regulation, which can be costly, time consuming and subjects us to unanticipated delays.

orBec® Research and Development

orBec® has completed a randomized, multi-center, double-blinded, placebo-controlled pivotal Phase III clinical trial for the treatment of acute GI GVHD. While orBec® did not achieve statistical significance in its primary endpoint, orBec® demonstrated a statistically significant reduction in mortality during the prospectively defined Day 200 post-transplant period and positive trends on its primary endpoint. orBec® achieved a 70% reduction in mortality compared to placebo (p-value 0.011). In addition, and in response to a specific FDA request and as part of its process to submit an NDA, we collected further mortality data from our Phase II and Phase III clinical trials. The new survival analysis of patients enrolled in the earlier Phase II trial suggests that results were similar to those from the pivotal Phase III multi-center study. In the Phase II trial, there were reductions in the risk of mortality of 55% and 43% at transplant day-200 and one-year post-randomization among patients randomized to orBec®, respectively. The comparable survival data from the 129-patient Phase III pivotal trial were 66% and 51% reductions in the risk of morality at transplant day-200 and one-year post-randomization among patients randomized to orBec®, respectively.

Since 2000, we have incurred expenses of $13,925,498 in the development of orBec®. Research and development costs for orBec® totaled $2,209,770 in 2005 and $1,940,052 in the second quarter of 2006. Since June 30th 2006, we anticipate that the remaining R&D costs for orBec® will approximate $2 million. If orBec® is approved by the FDA in the first quarter of 2007, we expect orBec® to begin generating revenues by the third quarter of 2007. If the FDA rejects the NDA or does not approve orBec® in a timely manner, our financial condition, liquidity, and ability to raise additional equity financing could be impaired.

B. Ricin Vaccine (RiVax™)

Our product RiVax™ is a genetically engineered recombinant vaccine against ricin toxin. It is being developed in anticipation of obtaining government procurement contracts under the biodefense act Project Bioshield of 2004 and its successors. Products that fall under potential Bioshield funding are usually vaccines or therapeutics that are not considered to be marketed for widespread distribution and use on a routine basis, but rather used for special populations (such as the military) or in the event of use of an agent as a biological weapon. Thus, we began the development of RiVax™ and licensed the underlying technology with a view towards addressing the need for biodefense products, but considered its development to be integral with an effort to obtain research and development costs through successive grants and contracts from government agencies. We have successfully developed this vaccine through the early manufacturing stages and the first Phase I trials for safety and efficacy, in large part by obtaining funding through SBIR and larger government grants. At this point, the vaccine is poised for further development and we recently have obtained additional NIH funding of approximately $5 million to carry through the activities to develop and use animal models that will be required for licensure of the product. The potential purchase of RiVax™ by the government under project Bioshield funding for procurement purposes does not necessarily depend on licensure by the FDA.

RiVax™ Research and Development

RiVax™ is being developed as a conventional vaccine, to be administered by injections. We have secondary plans to develop RiVax™ as a nasally administered vaccine for the medical purpose of stimulating immunity in the lungs to prevent toxicity by the anticipated route of exposure through inhalation if ricin were to be used as a bio-weapon. At this point we are focusing our efforts on the development of the injectable vaccine, and have deferred the development of a nasal vaccine. The safety and immunogenicity of the vaccine has been validated in a small Phase I pilot trial and thus we are making plans to continue development using vaccine formulated with a well known immunological adjuvant.

Cost and Development analysis for RiVax™

	2007	2008	2009
	$	$	$
cGMP stability	85,000	-	-
Adjuvant characterization	210,000	-	-
Animal model development	500,000	-	-
Vaccine/protection Inhaled ricin	295,000	295,000	295,000
Clinical supply (3000 doses)	150,000	-	-
Release and potency testing	-	250,000	-
Human/animal correlation	130,000	130,000	-
Phase I/II (dose determination)	150,000	1,250,000	-
Pivotal animal studies (primates)	-	-	1,500,000
Additional manufacture	-	-	750,000
TOTALS	1,520,000	1,925,000	2,545,000

The costs that we have incurred to develop RiVax™ since 2002 to date total $6,360,523. R&D costs for RiVax™ totaled $2,565,461 in 2005 and $2,130,516 in the second quarter of 2006.

The key uncertainty in the development of RiVax™ is the position of the government, including the Department of Defense (“DoD”), on the acquisition of countermeasures for ricin toxin. Although ricin is a category B agent and is known to be a highly toxic agent, the government has not yet published or made known its intent to purchase the vaccine for civilian use under project Bioshield. The DoD has had plans for years to develop a ricin vaccine and maintains an active program of development, and thus is considered the most likely purchaser of a ricin vaccine. The DoD to date has not advanced any vaccine into clinical testing or made any published plans for purchase. Our ability to continue to advance the vaccine is highly dependent upon obtaining sufficient government funds. Although, we have obtained approximately $12.0 Million of funding starting in 2004 and continuing through 2009, the funds obtained are earmarked for preclinical animal studies, characterization and process work, and the existing grants do not encompass funds for clinical trials. Therefore, our ability to perform the critical Phase II dose determination and safety trials in humans is dependent upon being able to secure additional funding through NIH or other government agency. For licensure of the vaccine, and for critical determination of the ability to use the vaccine under emergency use authorization, it will be essential to establish the correlates of protection in appropriate animal models acceptable to the FDA. At this point, those animal models have not been validated and it may take more time and effort to bring resources for establishment of those models and then conducting the pivotal trials in animals. If we cannot continue to obtain government funding, we may not be able to develop this product and will need to obtain funding to manufacture doses for sale at the anticipated scale. Because of the uncertainty of the acquisition of this vaccine, we are also uncertain as to the number of doses that may be required by the government. Because of the nature of this product, we anticipate that we will rely on contract manufacturing rather than the investment in plants. If we are unable to secure grant funding or eventually obtain procurement orders from the government, it is unlikely that we will be able to continue the development of RiVax™.

C. Botulinum Toxin Vaccine (BT-VACC™)

We are in the early stages of developing BT-VACC™, a subunit vaccine for botulinum toxin. Because botulinum toxin naturally occurs in at least seven different serotypes, we will need to manufacture a vaccine that is a mixture of antigens that addresses at least several of the serotypes. Each of those components is separately manufactured as a recombinant protein and mixed for the final product. Due to the fundamental property of the toxin to penetrate the intestine, we are planning that this vaccine be orally administered to humans. It is also possible that our development will encompass other routes of administration. The government has established a clearer position than RiVax™ on the acquisition of botulinum neurotoxin vaccines and countermeasures and has allotted up to $1.9 Billion under the current project BioShield bill. We are aware that the DoD has infused $200 Million into advanced development of an injectable vaccine for botulinum toxin, which is still in early clinical phases of development.

BT-VACC™ Research and Development

We have conducted a series of studies in animals that has demonstrated that the key immunogenic antigen derived from botulinum toxin can be given to animals orally and elicit a protective immune response. This has been shown repeatedly with a single serotype of botulinum toxin and recently the observation has been expanded to a prototype mixture of three antigens given to animals by intranasal immunization. We still consider that this project is a fundamental research project, and has not yet achieved the status of a product development enterprise. In order for this project to proceed to product development, we must demonstrate that a formulated product that bypasses stomach acidity can elicit protective immunity in animals in a consistent fashion using low doses of antigens. We are considering that the outcome of this research, if successful, will propel the progress of this vaccine very quickly into product development and also for success in competing with the current version of botulinum recombinant vaccines under development. We have used our own capital to invest in the demonstration of product feasibility since the inception of this project in 2003, but now are using grant funding to advance further product development. We have received a Phase I $0.5 Million SBIR grant from the NIH for project funding during 2007, and anticipate being able to obtain additional SBIR funding of $1.0-3.0 Million for 2008.

Cost and Development analysis for BT-VACC™
	2007	2008	2009	2010	2011
	$	$	$	$	$
Definition of enteric formulation	130,000	-	-	-	-
Stability characterization	50,000	-	-	-	-
Animal efficacy	150,000	250,000	-	-	-
Process development 3 components	-	150,000	350,000	-	-
Assay development	-	250,000	-	-	-
Scale up and production	-	-	500,000	-	-
Toxicology evaluation	-	-	300,000	-	-
Release/potency	-	-	200,000	-	-
Phase 1 Safety/immunogenicity -volunteers	-	-	150,000	-	-
Phase II +manufacture	-	-	-	5,000,000	4,000,000
Pivotal animal	-	-	-	1,500,000	500,000
TOTALS	330,000	650,000	1,500,000	6,500,000	4,500,000

The costs that we have incurred to develop BT-VACC™ from 2002 to date total $2,104,767. R&D costs for BT-VACC™ totaled $979,247 in 2005 and $130,381 in the second quarter of 2006.

As with RiVax™, the key assumption is that we are aiming to develop this product for both the civilian and the military market. The product will be a stand-alone immunization series or possibly could be used as an oral booster - in the field - following primary immunization by injections. The key uncertainty is the access to civilian funding for development in light of the recent investment by the DoD in a multivalent injection vaccine, yielding doubts as to the willingness of the government to invest in multiple products. The NIH still has not offered a development contract for a multivalent botulinum vaccine, though it has invested in the development of the DoD multivalent vaccine. If we are unable to secure grant funding or eventually obtain procurement orders from the government, it is unlikely that we will be able to continue the development of BT-VACC™.

D. Oraprine™

We plan to develop Oraprine™ for a variety of indications and are initiating a strategy to introduce new formulations of the active drug compound initially by an Abbreviated New Drug Application (“ANDA”) regulatory route, and then for other novel medical indications. The active compound in Oraprine™ is azathioprine (AZA), which is a widely used immunosuppressant to inhibit rejection of the transplanted organ, primarily used in kidney transplant patients. AZA is also prescribed as a ‘‘second-line’’ treatment for severe, active rheumatoid arthritis in patients who are refractory to commonly prescribed arthritis medications. There is no formulation of this drug that can be preferentially taken by patients unable to ingest tablets or pills or a formulation that is preferred for pediatric patents. Therefore we plan to develop an oral liquid formulation to occupy this potential market niche.

OraprineTM Research and Development

Based on the outcomes of two Phase I clinical trials of Oraprine™, we are planning to reformulate AZA (OraprineTM) as a stable oral liquid suspension with the intent of demonstrating bioequivalence to the branded oral azathioprine tablets currently marketed in the United States (Imuran® and Azasan®). One Phase I bioequivalence trial was conducted with an early formulation and demonstrated bioequivalence to the marketed product. There has also been a small physician’s sponsored clinical study which demonstrated the potential utility of an oral liquid formulation to ameliorate oral lesions arising from graft versus host disease.

Our research and development plans are primarily focused on obtaining sufficient stability data on the reformulated product to allow us to proceed into additional humans trials. We propose to position Oraprine™ initially in the market as a specialty generic product to be used by transplant or rheumatoid arthritis patients who cannot swallow medicines in tablet form. We anticipate that the market will include the pediatric transplant populations, the elderly, and cancer patients who have received stem cell transplants. We thus plan to file an ANDA for Oraprine™ based on small bioequivalence trials in healthy humans accompanied by new manufacturing data on the characterization of the stable formulation and to obtain approval for use in pediatric patients when resources permit. If approval is received, we then plan to conduct additional studies when resources permit in patients with chronic oral ulcerations, such as oral graft versus host disease (GVHD) and other autoimmune diseases of the mouth and upper esophagus, where topical application of AZA may have an advantage in treatment of mucosal lesions whose underlying cause is mediated by activated T cells. The FDA has granted orphan drug status for our application for use of Oraprine™ for the treatment of oral GVHD.

Cost and timeline analysis of Oraprine™ development.

	2007	2008	2009	2010	2011
	$	$	$	$	$
Continued reformulation	75,000	-	-	-	-
Pilot stability	150,000	-	-	-	-
Formal stability	75,000	225,000	-	-	-
Bioequivalence (Clinical) Adults	-	250,000	500,000	-	-
Bioequivalence (clinical) - pediatric	-	-	500,000	-	-
Juvenile Rheumatoid arthritis (RA)	-	-	1,000,000	500,000	-
Toxicology	-	-	-	400,000	-
Manufacture- Quality control	-	-	750,000	750,000	500,000
TOTALS	300,000	475,000	2,750,000	1,650,000	500,000

The cost estimates in the table above are based upon conducting continued research into the development of a stable liquid formulation, which are planned to be completed before the end of 2007, with concurrent initiation of stability assessments. A series of bioequivalence studies are to be completed in adults and children by 2009, with trials to establish safety and efficacy in pediatric juvenile rheumatoid arthritis patients completed by 2010. Marketing approval with indications for kidney transplant and adult rheumatoid arthritis are anticipated by 2011, with generation of revenue by 2011. Market approval for Oraprine™ for juvenile rheumatoid arthritis is anticipated by 2012. The assumption in the above scenario is that we will develop the drug on our own without partners and market the drug through our own sales force. The premise behind the development of the drug under the ANDA strategy is that the technical objective of achieving a stable liquid formulation can be achieved in the light of the known chemical instability of azathioprine. Thus, the major milestone in 2007 is the completion of stability data with demonstration of acceptable drug stability. It is possible that, based on achievement of any of the milestones, we will achieve revenue through outlicensing and partnering arrangements.

The costs that we have incurred to develop Oraprine™ since 2000 to date total $415,096. R&D costs for Oraprine™ totaled $8,100 in 2005 and $6,996 in the second quarter of 2006. These costs are mainly legal costs in connection with maintenance of our patent positions. It is our intention to out-license this program to another pharmaceutical company. If we are unable to develop Oraprine™ on our own, it would not be material.

E. LPMTM-Leuprolide

We are developing the Lipid Polymer Micelle (LPM™) system for enhancing the intestinal absorption of water-soluble drugs/peptides that are not ordinarily absorbed or are degraded in the gastrointestinal tract. As the first example of a peptide drug that can be delivered orally, we are developing an oral formulation of the peptide drug Leuprolide, a hormone drug that is among the leading drugs used to treat prostate cancer and endometriosis. The LPM™ system is composed of safe and well characterized ingredients to enhance intestinal absorption.

Leuprolide is a potent analogue agonist of the Luteinizing Hormone Releasing Hormone (LHRH), currently used to treat hormone responsive prostate cancer in men, endometriosis in women, and precocious puberty in children. The current injected LHRH analog formulations are depot formulations that are designed to be injected under the skin and release Leuprolide in a controlled fashion over 1 to 4 months (Lupron® marketed by TAP Pharmaceuticals and Zoladex® marketed by Astra Zeneca) and for periods up to 6 months (Eligard®, marketed in the U.S. by Sanofi). Leuprolide is used in treating prostate cancer to slow the growth of the cancer. In children with central precocious puberty, Leuprolide reduces the levels of estrogen and testosterone. Estrogens promote the growth of abnormal uterine tissue that exists outside the uterus and thus Leuprolide is used to reduce the production of estrogen and treat both fibroids and endometriosis.

Based on promising preclinical data and high bioavailability achieved in animals with oral administration of Leuprolide in the LPM™ system, we believe that LPM™-Leuprolide may have a competitive role in a segment of the current Leuprolide market and effectively compete with the depot formulations of Leuprolide. Specifically we believe that LPM™ -Leuprolide can be developed as a once-a-day oral formulation that can maintain blood levels of Leuprolide resulting in suppression of estrogen production in women suffering from endometriosis. We believe there is a need for a better formulation of a LHRH-like product, such as LPM™-Leuprolide that will increase compliance and efficacy, with fewer side effects.

LPMTM-Leuprolide Research and Development

In preclinical studies, we have been able to demonstrate significant intestinal absorption enhancement of both LPM™-Leuprolide and Leuprolide in comparison to solution formulations of the peptides in rats and dogs. Based on these promising preclinical data, we plan further development of LPM™-Leuprolide when resources permit, which will lead to clinical studies for the treatment of endometriosis. Because of the wide applicability of Leuprolide in other medical conditions, such as in prostate cancer, it is possible that an oral formulation will prove to be acceptable for other indications. Obtaining marketing approval for further indications will require additional clinical testing in patients. In addition to LHRH and agonists, we plan to evaluate other classes of water-soluble drugs/peptides with the LPM™ system when resources permit.

Cost and Development analysis for LPM™ Leuprolide
	2007	2008	2009	2010	2011
	$	$	$	$	$
Large animal pharmacokinetics	150,000	-	-	-	-
Pilot stability	225,000	150,000	-	-	-
Process Development Scale up Product characterization	300,000	150,000	-	-	-
Acute toxicity studies	-	250,000	-	-	-
Clinical supply manufacture	-	250,000	-	-	-
Phase I Clinical studies	-	300,000	-	-	-
Animal dosing studies (efficacy)	-	250,000	-	-	-
Phase II clinical (dose ranging)	-	-	1,500,000	500,000	-
Phase III (endometriosis)	-	-	-	2,500,000	1,000,000
Manufacture - Characterization	-	-	-	750,000	-
TOTALS	675,000	1,350,000	1,500,000	3,250,000	1,000,000

We have completed proof of concept studies in rats and dogs. Appropriate toxicology and scale-up studies to complete a filing for an Investigational New Drug Application (IND) with the FDA are pending when resources permit. We are concurrently planning to study the long term effects of treatment with the optimized oral formulation on the level of estrogens in female animals. This will be done to identify a suitable oral dosing regimen required to maintain estrogen concentration below a sterilizing level. We first plan to conduct a small Phase I bioavailability study to compare the absorption of an enteric coated capsule of LPM™-Leuprolide with an injected formulation given one time. We then plan to conduct Phase II trials in volunteers to establish the proper dosing regimen before moving to Phase III trials in women with endometriosis when resources permit. Being able to move forward towards product launch and generation of revenue along the above timeline is highly dependent upon the results from the prior phase. The scheduling of product launch is also highly dependent on being able to recruit sufficient numbers of patients for Phase II evaluation. We will have to raise additional funds in order to adhere to the development schedule. This may require partnering of the product at various stages during development.

The costs that we have incurred to develop LPMTM-Leuprolide since 2000 to date total $1,248,324. R&D costs for LPMTM-Leuprolide totaled $3,900 in 2005 and $3,807 in the second quarter of 2006. These costs are mainly legal costs in connection with maintenance of our patent positions. It is our intention to out-license this program to another pharmaceutical company. If we are unable to develop LPMTM-Leuprolide on our own, it would not have a material adverse effect on us.

We have also conducted initial research studies to identify drug delivery systems that promote the oral (intestinal) absorption of water insoluble drugs. One of the main difficulties in delivering drugs by the oral route is the low solubility of many therapeutic compounds. We have developed two novel delivery systems that we think will be useful for oral delivery of water insoluble drugs. One of these systems is based on emulsions composed of polymers (LPE, or lipid polymer emulsions) and another is a composed of solid lipid particles (PLP, or polymer lipid particles). We have conducted initial studies in animals that demonstrate that the LPE system used with the anticancer drug paclitaxel, the active drug in Taxol, promotes oral absorption with significant bioavailability in rodents in relationship to formulations of the injected drug. We believe that this example demonstrates the promise of using these systems for not only paclitaxel for further development but also for oral delivery of other water insoluble drugs. We anticipate that the general level of expenditure for pre-clinical research needed to advance oral LP-paclitaxel to Phase I studies, including preclinical toxicology evaluations, will be approximately $0.8 million, and will take 1-1.5 years.

Financial Condition, page 44

3. In Item 1, “Description of Business,” you discuss your various license agreements and disclose that you are required to pay certain annual “license royalty” and other “maintenance” fees pursuant to those agreements. For example, you disclose that you are obligated to pay a $50,000 annual fee pursuant to your agreement with the University of Texas Southwestern Medical Center and a $60,000 fee pursuant to your agreement with Southern Research Institute/University of Alabama. Please provide us with additional information that clarifies why you did not disclose your various payment obligations under these license agreements in your contractual obligations table or revise your filing accordingly. Please refer to Financial Reporting Release No- 67, Disclosure in Management‘s Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, as applicable.

RESPONSE for 3.:

We do not believe a disclosure is required and have described the payment obligations in the report as mentioned in Item 1. We do not feel that these types of payments fall under the Contractual Obligations as described by Financial Reporting Release No. 67, Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations. The release describes the obligations as: Long-Term Debt Obligations, Capital Lease Obligations, Operating Lease Obligations, Purchase Obligations, and Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP. The license payments due to these institutions do not fall within these types of obligations in part as they are fully cancellable without penalty.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Intangible Asset

4.
Based on your disclosure in “Critical Accounting Policies,” it appears that you capitalize certain license costs. Please provide us with additional information, in a disclosure-type format, that quantifies the amount of your intangible asset balance that relates to license costs as of December 31, 2005 and tell us whether you capitalized the various payments made pursuant to the agreements discussed in Note 5. For example, tell us whether you capitalized the $400,000 up-front fee pursuant to your UTSW agreement and the $175,000 payment to” pharmaceutical company,” both of which you made in July 2003. Additionally, clarify how your accounting policy decision to capitalize license costs under each of your agreements complies with paragraph 11 c. of SFAS No. 2. Specifically state what, if any, alternative future use exists in each instance that you capitalized an up-front license fee.

RESPONSE for 4.:

Most of our intangible assets have alternative future uses; this is common in the pharmaceutical development industry. Of the intangible asset balance, $1,025,000 is for up-front license costs. We purchased a license from the University of Texas South Western (“UTSW”), for the license to the RiVaxTM vaccine for $425,000. We also purchased a license from a “pharmaceutical company” namely Southern Research Institute/Brookwood Pharmaceuticals, for a license of microsphere technology for $600,000. We capitalize license costs because they have alternative future use as referred to in paragraph 11 c. of SFAS No.2. We believe that both of these intangible assets purchased have alternative future uses. With respect to UTSW, we believe that arising out of the development of the vaccine for RiVaxTM, our vaccine against ricin toxin, could potentially yield the ability to make antibodies that could be used therapeutically. With respect to SRI/Brookwood, we were aware that this technology was a platform technology and that it had applications in other forms of vaccines, compounds, or products. However, due to its cost and reduced development prospects we decided to terminate this agreement and have subsequently impaired the asset in the second quarter of 2006.

5.
Based on your disclosure herein and in “Critical Accounting Policies,” it appears that you recognize intangible assets for the filing/maintenance and legal defense of your patent rights. We believe that these items should be expensed as incurred in accordance with paragraph 10(i) of SFAS No.2 Please tell us why your accounting policy is appropriate or revise your financial statements accordingly.

RESPONSE for 5.:

We capitalize legal costs associated with the protection and maintenance of one of our most valuable assets which are our patents. The legal costs incurred for these patents consist of work designed to protect, preserve, maintain and perhaps extend the lives of the patents. Therefore, our policy is to capitalize these costs and amortize them over the remaining useful life of the patent.

Revenue Recognition

6.
Please provide us with additional information, in a disclosure-type format, thatclarifies your revenue recognition policy, both herein and in your “Critical Accounting Policies” discussion in the MD&A. Specifically, disclosing that you record grant revenue in the “period when earned” is vague in that it does not clarify whether you record grant revenue in relation to the expenses that you incur.

RESPONSE for 6.:

In the third sentence of the Revenue Recognition section of Critical Accounting Policies of Item 6, Managements Discussion and Analysis, we explain that our grants are on a cost plus fee basis. This sentence describes our revenue recognition policy. All of our revenues are from government grants which are based upon subcontractor costs and internal costs covered by the grant, plus a facilities and administrative rate that provides funding for overhead expenses. We record revenue only when we are billed for subcontractor expenses or when we incur internal expenses that are covered by the grant. We bill the government for these costs and this is typically done once a month.

Note 7. Shareholders’ Equity
Common Stock

7. Please provide us with your analysis, in a disclosure-type format, as to whether the warrants issued in your February 2005 and March 2004 private placement transactions qualify as a derivative instrument within the scope of SFAS No. 133, which would necessitate that you account for those warrants at fair market value and record changes in that fair market value within earnings- Specifically, please address if the warrants have any cashless exercise features. Additionally, please provide us with an analysis under EITF No. 00-19 that supports your classification of these warrants as an equity instrument. Lastly, provide similar information for the warrants issued in your April 10, 2006 private placement transaction, as disclosed in your June 30, 2006 Form l0-QSB.

RESPONSE for 7.:

We do not believe these warrants require application of SFAS No. 133. We determined this based on two interpretations of SFAS No. 133. First, our interpretation is that the warrants have no initial allocable investment (paragraph 8 of SFAS No. 133). All three classes of warrants in question were issued in connection with private placements whose participants purchased units that included upfront shares as well as a certain percentage of out-of-the-money warrants deemed to have some future benefit. Second, we contend that all three classes of warrants are “regular-way” security trades as described in paragraph 10 of SFAS No. 133. Once exercised for cash, the warrant holders are issued common stock shares within the three business days as required by public exchanges.

For the March 2004 and the February 2005 PIPEs, the warrants provide that if the shares are not registered and are available for sale by the effectiveness date as specified in the respective registration rights agreements, then the holders of the warrants can do a cashless exercise. Both conditions were met so the cashless feature thus expired. In the April 2006 PIPE, warrant holders in that offering could only exercise the warrants on a cashless basis if the registration statement for the shares was not declared effective by the SEC by the first anniversary date of the closing of the transaction. The registration statement was declared effective in May 2006.

All three classes of warrants are classified as equity instrument as classified under EITF No. 00-19 because they bear:
1. Physical settlement method - That is we will issue shares for cash, and
2. The contracts are freestanding - As described in paragraphs 1, 2, 8, 38 and 39 of EITF No. 00-19.

If these warrants were hedging relationships as described in SFAS No. 133, paragraph 21, we do not believe that the warrants are required to be accounted for as an asset or a liability because we had the call option. See EITF 00-19, paragraph 7. Also, specifically for the April 2006 Private Placement, the warrants issued would require that we deliver shares. This classification requires it to be classified as equity. See EITF 00-19, paragraph 9.

Stock Compensation to Non-Employees

8. Please provide us with additional information, in a disclosure-type format, that clarifies your accounting treatment with respect to the 2004 option grants to non-employees and directors for which you recorded approximately $285,000 in expense that you subsequently reversed and recorded as income during the fiscal year ended December 31, 2005. In so doing, please refer to the applicable provisions of EITF No. 96-18 or other literature to support your treatment. Additionally, please tell us why you felt a “measurement date” did not exist at the “approval date,” as it is unclear how approval attached to these grants if they were contingent upon an amendment to the underlying option plan. Please also reconcile your disclosure in Note 7 regarding the measurement date to the disclosure under “Material Changes to Results of Operations” regarding variable accounting.

RESPONSE for 8.:

First, to clarify the options in question were granted to employees and directors. Apparently, there was an error in editing and the fourth paragraph in this section was actually supposed to be its own sub-paragraph, entitled “Stock Compensation to Employees and Directors.” The $285,000 was recorded because we had issued options to employees that exceeded the then current 1995 stock option plan. Since we did not have the necessary number of options available under our previous plan, we entered an agreement with the grantees that the option issuances to them would become effective once the new plan was approved (the 2005 Equity Incentive Plan). The 2005 Equity Incentive Plan was approved on December 29, 2005. Because the stock options issued were not yet approved by shareholders, the variable accounting treatment was applied and the difference between the Black-Scholes value at grant date versus period end date (December 31, 2004) was expensed. In March 31, 2005, the Black-Scholes value of those options had fallen below the December 31, 2004 value therefore requiring us to recapture the 2004 expense taken. Because EITF No. 96-18 accounts for equity instruments that are issued to other than employees, this EITF does not apply.

Notwithstanding the above, in December of 2004, our authorized number of options under the then current 1995 stock option plan was insufficient to grant the options described above. The options were 1,764,339 in excess of the authorized number. Therefore, determination of a measurement date was not possible until the new plan was approved by the shareholders. According to FIN28, Footnote 1, “Plans for which the number of shares of stock that may be acquired by or awarded to an employee or the price or both are not specified or determinable until after the date of grant are referred to … as ‘variable plan awards’”. FIN28, Footnote 2 defines the measurement date as “the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price”. Accordingly, we recorded a charge for the options based on variable accounting rules that require a market charge at the date of measurement and at interim dates until approval by the shareholders.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 7. Contingencies

9.
Please provide us with additional information, in a disclosure-type format, that clarifies why you do not believe you are required to pay Gastrotech Pharma A/S the $1 million break-up fee that resulted from your decision not to renew your letter of intent to acquire Gastrotech Pharma. Please correlate your explanation to SFAS No.5, as applicable.

RESPONSE for 9.:

The October 28, 2005 letter of intent with Gastrotech, as amended on December 29, 2005, expired in accordance with its terms on January 15, 2005 without being extended or renewed by us. Additionally, on January 15, 2006 we notified Gastrotech Pharma that we would not be renewing the letter of intent. The breakup fee of $1,000,000 is only payable if a party breaches the terms of the letter of intent or terminates the letter of intent. In accordance with SFAS No. 5, we disclosed a potential liability in that Gastrotech advised us that if we were not willing to comply with the terms of the Letter of Intent, we would be in material breach of our obligations and would be obligated to pay Gastrotech the break up fee of $1,000,000. However, pursuant to SFAS No. 5, paragraph 33b, we have not recorded a loss provision because we do not believe there will be any monetary damages since there is no pending litigation, we cannot reasonably determine the amount of loss, and we do not believe we have any liability to Gastrotech for allowing the letter of intent to expire.

In addition, we have not recorded an accrual for the potential loss, because we do not believe as described in item 8(a) and 8(b) of SFAS No. 5 that any loss has not been confirmed, nor has any outcome or judgment occurred. Moreover, we do not feel that it is probable that a liability has been incurred. Perhaps more importantly, Gastrotech has not brought any legal action against us. No potential loss is estimatable at this time.

In connection with our responses to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions please call me at 305-534-3383.

Sincerely,

/s/ Evan Myrianthopoulos
Evan Myrianthopoulos
Chief Financial Officer
DOR BioPharma, Inc.

MD/SEC/1Comment